# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MEXICAN ECONOMIC DEVELOPMENT INC, CIK 0001061736
CUSIP: 344419106
Title of class of securities: American Depositary Shares, each representing 10 BD Units, without par value
Address of issuer's principal executive offices: General Anaya No. 601 Pte., Colonia Bella Vista, Monterrey, Nuevo Leon, Mexico (O5), 64410
Date of event which requires filing of this statement: 03/31/2026
Amends the filing with accession number 0001104659-10-022157
Filed by CIK 0001052192
Persons authorized to receive notices and communications: Jeff Shim, Esq., 2365 Carillon Point, Kirkland, Washington (WA), 98033, (425) 889-7900

## Reporting persons
- Cascade Investment, L.L.C. (CIK 0001052192): type of reporting person: other (OO); citizenship or place of organization: Washington (WA); source of funds: working capital (WC); sole voting power 27,887,350; sole dispositive power 27,887,350; aggregate amount beneficially owned 27,887,350 (14% of the class)
  Comment: Cascade Investment, L.L.C. ("Cascade") holds 27,887,350 American Depositary Shares ("ADSs") of Fomento Economico Mexicano, S.A.B. de C.V. (the "Issuer"). Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares. Accordingly, the ADSs held by Cascade represent an aggregate of 278,873,500 Series B Shares, 557,747,000 Series D-B Shares and 557,747,000 Series D-L Shares. Based on the Issuer's outstanding share capital, such holdings represent 3.1% of the outstanding Series B Shares, 14.0% of the outstanding Series D-B Shares and 14.0% of the outstanding Series D-L Shares. All ADSs of the Issuer held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.
  
  Item 13 is based on 1,989,766,175 BD Units outstanding as of March 31, 2026, as reported on the Mexican Stock Exchange (Bolsa Mexicana de Valores) website.
- William H. Gates III (CIK 0000902012): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 27,887,350; sole dispositive power 27,887,350; aggregate amount beneficially owned 27,887,350 (14% of the class)
  Comment: Cascade holds 27,887,350 ADSs of the Issuer. Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares. Accordingly, the ADSs held by Cascade represent an aggregate of 278,873,500 Series B Shares, 557,747,000 Series D-B Shares and 557,747,000 Series D-L Shares. Based on the Issuer's outstanding share capital, such holdings represent 3.1% of the outstanding Series B Shares, 14.0% of the outstanding Series D-B Shares and 14.0% of the outstanding Series D-L Shares. All ADSs of the Issuer held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.
  
  Item 13 is based on 1,989,766,175 BD Units outstanding as of March 31, 2026, as reported on the Mexican Stock Exchange (Bolsa Mexicana de Valores) website.

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing 10 BD Units, without par value
Name of issuer: MEXICAN ECONOMIC DEVELOPMENT INC
Address of issuer's principal executive offices: General Anaya No. 601 Pte., Colonia Bella Vista, Monterrey, Nuevo Leon, Mexico (O5), 64410
Comment:
This Amendment No. 2 to Schedule 13D ("Amendment") amends and supplements the Schedule 13D previously filed by Cascade Investment, L.L.C. ("Cascade"), William H. Gates III ("Mr. Gates," and, together with Cascade, the "Reporting Persons"), the Gates Foundation Trust (the "Trust"), and Melinda French Gates, with the Securities and Exchange Commission on April 27, 2010, as amended on March 28, 2011. Information in the Schedule 13D remains in effect except to the extent that it is amended or superseded by subsequently filed information, including information in this Amendment. As of the date of this Amendment, the Trust and Melinda French Gates are no longer reporting persons hereunder.

This Amendment relates to American Depository Shares ("ADSs") of Fomento Economico Mexicano, S.A.B. de C.V. (the "Issuer"). Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares. The CUSIP number for the ADSs is 344419106. No CUSIP number exists for the underlying Series B Shares, Series D-B Shares and Series D-L Shares.

This Amendment is being filed due to an increase in the percentage of the Reporting Persons' ownership resulting from a decrease in the Issuer's outstanding shares, and not due to any recent acquisitions by the Reporting Persons.

## Item 2. Identity and Background
Name of person filing: This statement is being filed jointly by Cascade and Mr. Gates.
Residence or business address:
The business addresses of the Reporting Persons are:

Cascade - 2365 Carillon Point, Kirkland, WA 98033

Mr. Gates - 500 Fifth Avenue North, Seattle, WA 98109
Present principal occupation or employment:
Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its sole member, Mr. Gates. The address of Cascade's principal office is set forth in paragraph (b) of this item.

Mr. Gates, a natural person, is Trustee of the Gates Foundation (the "Foundation") and its asset trust. The Foundation is a nonprofit organization fighting poverty, disease, and inequity around the world. Its business address is 500 Fifth Avenue North, Seattle, Washington 98109.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Mr. Gates is a citizen of the United States of America.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See items 11 and 13 of the cover pages to this Amendment for the aggregate number of shares and percentage of the class of securities beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7 through 10 of the cover pages to this Amendment for the number of shares of the class of securities beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement by and between Cascade Investment, L.L.C. and William H. Gates III

## Signatures
- Cascade Investment, L.L.C.: /s/ Alan Heuberger, Alan Heuberger, Attorney-in-fact for Michael Larson, Business Manager (04/02/2026)
- William H. Gates III: /s/ Alan Heuberger, Alan Heuberger, Attorney-in-fact (04/02/2026)
Comment: Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade's Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.
Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade's Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.